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                                                                  Exhibit 3.1(g)




         RESOLVED, that the first paragraph of Article FOURTH of the Second Amended and Restated Articles of Incorporation, as amended, of the Corporation be amended to read in full as follows:

                  "FOURTH: The aggregate number of shares which the Corporation has the authority to issue is 165,000,000 shares par value $.01 per share of which 160,000,000 shares are designated as Common Stock (hereinafter referred to as "Common Stock"). Each share of Common Stock which is issued and outstanding when this provision becomes effective, including each share owned by the Corporation, if any, shall be reclassified as two fully paid and non-assessable shares of Common Stock, par value $.01 per share, which shall be included in the 160,000,000 shares of Common Stock herein authorized."